Exhibit 99.1

Annual Information Form For the Year Ended December 31, 2015
March 30, 2016

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The Corporation	1

Cautionary Statement Regarding Forward-Looking Statements and Information	2

Subsidiaries	3

Development of the Business	3

Business of the Corporation	9

Code of Business Conduct and Ethics	15

Business Environment and Risks	15

Corporate Social Responsibility	15

Corporate Governance	17

Directors and Officers	18

Market for Securities	21

Ratings and Liquidity	22

Dividends and Dividend Policy	24

Description of Capital Structure	26

Transfer Agent and Registrar	27

Material Contracts	27

Interests of Experts	27

Audit Committee Information	27

Additional Information	29

Appendices:

A. Trading Information for the Corporation’s Publicly Listed Securities	A-1

B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1

C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

BROOKFIELD ASSET MANAGEMENT INC.

ANNUAL INFORMATION FORM

THE CORPORATION

Brookfield Asset Management Inc. is a global alternative asset manager with over $225 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity. We have a range of public and private investment products and services which leverage our expertise and experience. The Corporation’s Class A Limited Voting Shares (“Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM,” the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A” and NYSE Euronext under the symbol “BAMA.”

The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.

References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield,” “we,” “us” and “our” refer to the Corporation and its subsidiaries and controlled affiliates, individually or collectively, as applicable. The Corporation’s registered office and head office is located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

All financial information in this Annual Information Form is expressed in U.S. dollars, unless otherwise noted. All references to A$ are to Australian dollars. All references to R$ are to Brazilian reais. All references to £ are to British Pound Sterling. All references to C$ are to Canadian dollars. All references to € are to Euros. All information is presented as at December 31, 2015, unless otherwise noted.

Brookfield Asset Management Inc. – 2015 Annual Information Form	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

AND INFORMATION

This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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SUBSIDIARIES

The following is a list of the Corporation’s principal subsidiaries, indicating the jurisdiction of formation, the percentage of voting securities beneficially owned, or over which control or direction is exercised, directly or indirectly, by the Corporation and the equity ownership of the Corporation, in each case as at December 31, 2015:

Name	Jurisdiction of Formation	Percentage of Voting Securities Owned, Controlled or Directed	Equity Ownership Interest

Brookfield Infrastructure Partners L.P. (a)	Bermuda	100%	30%

Brookfield Property Partners L.P. (b)	Bermuda	100%	62%

Brookfield Renewable Energy Partners L.P. (c)	Bermuda	100%	63%

(a)

The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 30% economic ownership interest in Brookfield Infrastructure Partners L.P. (on a fully exchanged basis).

(b)

The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 62% economic ownership interest in Brookfield Property Partners L.P. (on a fully exchanged, “as-converted” basis).

(c)

The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 63% economic ownership interest in Brookfield Renewable Energy Partners L.P. (on a fully exchanged basis).

DEVELOPMENT OF THE BUSINESS

The following is a summary of recent developments since January 2013 in each of our principal areas of business.

Asset Management

2016 Activity – to date

Our asset management business consists of raising and managing private and public sources of fee bearing capital through private funds and publicly listed affiliates, respectively.

On our private funds, we are nearing completion of our fundraising for the next series of two of our flagship private funds in property and private equity, respectively, and recently launched our follow-on global infrastructure fund. Our aggregate fundraising target across these three funds is approximately $20 billion of capital commitments.

On our public affiliates, in the first half of 2016 we intend to spin off approximately 30% of Brookfield Business Partners L.P. (“BBP”) by distributing to holders of the Corporation’s Class A Shares and Class B Limited Voting Shares (“Class B Shares”) a special dividend estimated to be worth $0.50 per share, or approximately $500 million, in the form of units of BBP. This will be the primary vehicle through which we will own and operate the business services and industrial operations of our private equity business group. BBP will be the fourth publicly listed flagship affiliate to be externally managed by the Corporation, alongside Brookfield Property Partners L.P. (“BPY”), (“Brookfield Renewable Energy Partners L.P. (“BREP”) and Brookfield Infrastructure Partners L.P. (“BIP”).

2015 Activity

We increased fee bearing capital by 12% to approximately $100 billion at year-end; net inflows of $14 billion included $12 billion of new commitments to our private funds and $1 billion to our publicly listed partnerships and public markets funds. This asset growth was partly offset by a declining global equity market, which reduced the quoted value of the capital we manage in our publicly listed partnerships and public markets funds. We returned $3 billion to our fund partners through dividends and asset sales.

The additional fee bearing capital during the year contributed to a 24% increase in fee revenues from the prior year to $943 million in 2015. We also generated an additional $219 million of carried interest on third party capital across our private funds.

We invested $16 billion over the year across our business groups, including $6 billion from our publicly listed partnerships and $7 billion from our private funds, and increased our internal development project capital backlog to $12 billion.

At December 31, 2015, we had total uninvested capital of $9.3 billion.

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2014 Activity

We increased fee bearing capital by 20% to approximately $89 billion at year-end; net inflows of $16 billion included $5 billion of new commitments to our private funds, $5 billion of inflows to our publicly listed partnerships and $3 billion of net inflows to our public markets funds. Strong performance in our publicly listed partnerships and public markets funds contributed an additional $6 billion to fee bearing capital growth, net of foreign exchange and other offsets. We returned over $3 billion to our fund partners through dividends and asset sales. Net inflows of $16 billion were offset in part by the disposition of a low margin, fixed income insurance asset management business, which reduced fee bearing capital by $7 billion.

The additional fee bearing capital during the year contributed to a 24% increase in fee revenues from the prior year to $763 million in 2014. We also generated an additional $178 million of carried interest on third party capital across our private funds.

We invested $14 billion over the year across our business groups.

At December 31, 2014, we had total uninvested capital of $7 billion.

2013 Activity

We increased fee bearing capital by 32% to approximately $79 billion at year-end; net inflows of $19 billion included $8 billion of new commitments to our private funds, $2 billion of inflows to our publicly listed partnerships and $4 billion of net inflows to our public markets funds. We returned over $6 billion to our fund partners through dividends and asset sales.

The additional fee bearing capital during the year contributed to a 41% increase in fee revenues from the prior year to $617 million in 2013.

We invested $12 billion over the year across our business groups.

We concluded the fund life of our Real Estate Turnaround Protocol Fund and Brookfield Global Timber Fund on the liquidation of General Growth Properties, Inc. (“GGP”), a U.S. retail shopping business, and the sale of Pacific Northwest timberlands. These transactions triggered the realization of $566 million of carried interest. We generated an additional $178 million of unrealized carried interest on third party capital across other active private funds.

On April 15, 2013, the Corporation launched its flagship global real estate public vehicle, BPY, by way of a special dividend to the holders of the Corporation’s Class A Shares and Class B Shares. Prior to completion of the spin-off, BPY acquired from the Corporation substantially all of its global commercial property operations, including its office, retail, multifamily and industrial assets.

In July 2013, we held the final close for our $4.4 billion flagship global real estate fund, Brookfield Strategic Real Estate Partners Fund (“BSREP”).

In October 2013, we held the final close for our $7 billion flagship global infrastructure fund, Brookfield Infrastructure Fund II.

At December 31, 2013, we had total uninvested capital of $9 billion.

Property

2016 Activity – to date

On January 4, 2016, BPY (and together with its related entities, “Brookfield Property Partners”) completed the acquisition of Potsdamer Platz in Berlin, Germany with its joint venture partner, an Asian sovereign wealth fund. Potsdamer Platz comprises 17 buildings, 10 streets, and two squares covering a gross area of more than 2,900,000 square feet in the center of Berlin.

On February 28, 2016, we announced that our managed real estate fund agreed to acquire the approximately 66% of common shares of Rouse Properties, Inc. (“Rouse”) that Brookfield did not already own for $18.25 in cash per share, or approximately $700 million. This transaction is expected to close during the third quarter of 2016.

On March 22, 2016, we acquired along with our institutional partners Simply Self Storage for approximately $830 million.

2015 Activity

We generated funds from operations (“FFO”) of approximately $1.4 billion during the year, representing an increase of approximately $500 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets and an increased level of same-property FFO relating to new investments and positive same-property growth in our office and retail portfolios.

During 2015, we disposed of or sold partial interests in a total of 98 properties, recognizing $785 billion of disposition gains in FFO.

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On April 20, 2015, a joint venture owned 50% by Brookfield Property Partners and 50% by the Qatar Investment Authority (“QIA”) acquired London’s Canary Wharf Group plc (“Canary Wharf”) through the £2.6 billion acquisition of Songbird Estates plc (“Songbird”) and the acquisition of the outstanding share capital of Canary Wharf not owned by Songbird.

On August 3, 2015, Brookfield Property Partners along with our institutional partners completed the acquisition of holiday resort group Center Parcs UK for approximately £2.4 billion.

2014 Activity

We generated FFO of approximately $884 million during the year, representing an increase of approximately $330 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets.

During 2014, we disposed of or sold partial interests in a total of 58 properties, recognizing $300 million of disposition gains in FFO.

In the first quarter of 2014, Brookfield Property Partners closed on an investment in China Xintiandi (“Xintiandi”), marking Brookfield’s first investment in China. Xintiandi owns a portfolio of premium retail and office assets in Shanghai. Our investment is structured as U.S. dollar-denominated preferred stock that is convertible into common shares of Xintiandi.

On June 9, 2014, Brookfield Property Partners acquired all of the common shares of its publicly traded commercial office property subsidiary, Brookfield Office Properties Inc. (“Brookfield Office Properties”), that it did not already own. As a result, Brookfield Property Partners now owns 100% of the issued and outstanding common shares of Brookfield Office Properties. In connection with this transaction, Brookfield Property Partners issued $3.3 billion of equity.

On December 4, 2014, a subsidiary of BPY issued $1.8 billion of convertible preferred shares to QIA, reducing the Corporation’s fully exchanged, “as-converted” economic ownership interest in BPY from approximately 68% to approximately 62%, where it currently stands.

2013 Activity

We generated FFO of approximately $554 million during the year compared to $537 million in the prior year.

During 2013, we disposed of or sold partial interests in a total of 23 properties, recognizing $28 million of disposition gains in FFO.

In 2013, along with our institutional partners we made two major industrial acquisitions that have created a leading international industrial property business: in June 2013, we acquired Gazeley Limited (formerly EZW Gazeley Limited) in Europe; and in October 2013, we acquired Industrial Developments International Inc. in North America.

In the fourth quarter of 2013, Brookfield Office Properties along with our institutional partners completed the acquisition of MPG Office Trust, Inc., creating a $1.1 billion office property fund. The transaction resulted in Brookfield Office Properties and its institutional partners owning seven Class A office properties in downtown Los Angeles, totalling 12.8 million square feet.

On November 15, 2013, Brookfield Property Partners acquired additional shares and warrants of GGP from other investors in our consortium. This $1.4 billion investment was funded through the issuance of $435 million of limited partnership units of Brookfield Property Partners to institutional investors and $995 million of redemption exchange units of Brookfield Property Partners’ holding limited partnership to the Corporation. Currently, Brookfield Property Partners holds a 33% economic interest in GGP on a fully diluted basis (40% with our consortium partners).

Renewable Power

2016 Activity – to date

On January 26, 2016, BREP (and together with its related entities, “Brookfield Renewable Partners”) acquired with certain institutional partners a 57.6% stake in Isagen S.A. (“Isagen”) from the Colombian government for $2.2 billion. Isagen owns and operates a renewable power portfolio consisting of 3,032 megawatts (“MW”) of principally hydroelectric generating capacity and a 3,800 MW development portfolio in Colombia. We are required to conduct two public tender offers with respect to all of the remaining Isagen common shares during 2016.

2015 Activity

We generated FFO of approximately $233 million during the year, representing a decrease of approximately $80 million compared to the prior year due to reduced generation on a proportionate basis and lower energy pricing for electricity in our energy marketing operations. During 2015, we disposed of a 102 MW wind portfolio in California and two hydroelectric facilities in Brazil, generating $25 million of disposition gains in FFO.

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On May 21, 2015, Brookfield Renewable Partners acquired with certain institutional partners a 488 MW multi-technology renewable power portfolio in Brazil comprising hydroelectric, wind and biomass operating capacity from Energisa S.A. Total cash consideration was R$1.7 billion.

On October 8, 2015, Brookfield Renewable Partners agreed to acquire with certain institutional partners a 292 MW hydroelectric portfolio in Pennsylvania that is expected to generate 1,100 GWh annually for $860 million. Brookfield Renewable Partners will maintain an economic interest in the portfolio of 40%. This transaction is expected to close in early Q2 2016.

2014 Activity

We generated FFO of approximately $313 million during the year, representing a decrease of approximately $134 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets in 2013 and reduced energy pricing.

On March 28, 2014 Brookfield Renewable Partners acquired with certain institutional partners an initial 33% economic interest and 50% voting interest in the 417 MW Safe Harbor hydroelectric facility located on Pennsylvania’s Susquehanna river (“Safe Harbor”) for approximately $295 million. On August 19, 2014, Brookfield Renewable Partners acquired with certain institutional partners the remaining 67% economic interest and 50% voting interest in Safe Harbor for approximately $614 million.

In June 2014, Brookfield Renewable Partners issued 10.25 million limited partnership units for gross proceeds of C$325 million, reducing the Corporation’s economic ownership interest in Brookfield Renewable Partners from approximately 65% to approximately 63% on a fully exchanged basis, where it currently stands.

On June 30, 2014, Brookfield Renewable Partners acquired with certain institutional partners 100% of Bord Gáis Energy, with a wind portfolio that includes 326 MW of operating wind capacity across 17 wind projects situated in the Republic of Ireland and Northern Ireland. The total purchase price for this transaction was approximately €700 million.

2013 Activity

We generated FFO of approximately $447 million during the year, representing an increase of $134 million from the prior year due to a higher level of generation capacity compared to the long-term average and increased pricing. During 2013, we generated $176 million of disposition gains in FFO.

On March 1, 2013, Brookfield Renewable Partners acquired a portfolio of 19 hydroelectric generating stations in Maine from NextEra Energy Resources, LLC for a total enterprise value of approximately $760 million. The portfolio consists of 19 hydroelectric facilities and eight upstream storage reservoir dams primarily on the Kennebec, Androscoggin and Saco rivers in Maine, with an aggregate capacity of 360 MW.

Infrastructure

2016 Activity – to date

On March 14, 2016, BIP (and together with its related entities “Brookfield Infrastructure Partners”), in partnership with certain institutional partners and Qube Holdings Ltd. (together with its institutional partners, “Qube”), agreed to acquire all of the outstanding common shares of Asciano Limited (“Asciano”), a port and rail logistics company in Australia, for aggregate cash consideration of A$9.1 billion. Under the proposed transaction, Brookfield Infrastructure Partners together with its institutional partners will acquire: (i) 50% of Asciano’s container terminal operations known as Patrick in a joint venture with Qube and (ii) 100% of Asciano’s port, terminal and supply chain services operations known as BAPS.

2015 Activity

We generated FFO of approximately $252 million during the year, representing an increase of approximately $34 million compared to the prior year due to the contribution from recently acquired investments in addition to internally generated growth across the business. During 2015, we sold an electricity transmission system in northeastern U.S. generating $7 million of realized disposition gains.

On March 31, 2015, Brookfield Infrastructure Partners invested approximately $500 million alongside institutional investors to acquire a 23% interest in TDF, the largest independent communication tower infrastructure business in France.

On May 1, 2015, Brookfield Infrastructure Partners completed a public offering of approximately 13.4 million limited partnership units at a price of $45 per unit. In a concurrent private placement, the Corporation purchased approximately 8.1 million redeemable partnership units of Brookfield Infrastructure Partners’ holding limited partnership, increasing its economic ownership from approximately 29% to approximately 30%, where it currently stands. The aggregate gross proceeds from the offering and the private placement were $926 million.

6	Brookfield Asset Management Inc. – 2015 Annual Information Form

2014 Activity

We generated FFO of approximately $222 million during the year, representing a decrease of approximately $250 million compared to the prior year due to $250 million of additional disposition gains being realized in 2013.

On August 19, 2014, Brookfield Infrastructure Partners acquired alongside institutional investors a 27% interest in VLI S.A., one of Brazil’s largest rail and port logistics businesses, from Vale S.A. for approximately $850 million.

2013 Activity

We generated FFO of approximately $472 million during the year, representing an increase of approximately $248 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets and the benefits accrued from the contribution of recently acquired investments. During 2013, we sold our UK regulated distribution business and certain non-core infrastructure assets generating $250 million of realized disposition gains.

In May 2013, Brookfield Infrastructure Partners issued approximately 6.6 million limited partnership units at an offering price of $37.75 per unit. The Corporation acquired approximately 2.6 million of redeemable partnership units of Brookfield Infrastructure Partners’ holding limited partnership in order to maintain its approximate 29% interest in Brookfield Infrastructure Partners on a fully exchanged basis (now 30%). Gross proceeds from this equity offering totalled approximately $330 million.

On July 23, 2013, we sold Longview Timber LLC, a company owning U.S. Pacific Northwest timberlands, to Weyerhaeuser Co. for $2.65 billion.

On September 6, 2013, Brookfield Infrastructure Partners invested approximately $490 million in Arteris S.A., its Brazilian toll road business unit, increasing its ownership to approximately 31%, where it currently stands.

Private Equity and Other

This includes activities within our private equity, residential development and service activities businesses.

2015 Activity

We generated FFO of approximately $446 million during the year, representing a decrease of approximately $239 million compared to the prior year largely due to $214 million of additional disposition gains being realized in 2014.

During 2015, we sold a partial interest of a facilities management company and pre-paid debt at an investee company, generating $25 million of realized disposition gains.

On February 18, 2015, we bought out Johnson Controls Inc., our 50% joint venture partner in a Canadian and Australian facilities management business known as Brookfield Johnson Controls. Subsequent to the buyout, the business was rebranded as Brookfield Global Integrated Solutions and is a leading global facilities management business.

On March 13, 2015, the Corporation acquired the approximately 30% of common shares of Brookfield Residential Properties Inc. (“Brookfield Residential”), a North American home builder and land developer, that the Corporation did not already own for $24.25 per share, or approximately $845 million. Brookfield Residential is now a wholly owned subsidiary of the Corporation.

On April 1, 2015, Norbord Inc. (“Norbord”) and Ainsworth Lumber Co. Ltd. completed a merger to create a global wood products company under the Norbord brand, focused on oriented strand board across North America, Europe and Asia. We currently own approximately 53% of Norbord.

On June 5, 2015, Brookfield Capital Partners IV L.P. (“Brookfield Capital Partners IV”) in partnership with co-investors and its 50/50 joint venture partner, Macquarie Capital, acquired Apache Corporation’s Western Australian oil and gas assets for $2.1 billion, forming the company now known as Quadrant Energy Pty Ltd.

On August 17, 2015, Brookfield Capital Partners IV in partnership with co-investors completed its acquisition of Graftech International Ltd. (“Graftech”) by way of a tender offer for an aggregate of $705 million. Graftech is a producer of graphite electrodes and other carbon-based products.

2014 Activity

We generated FFO of approximately $685 million during the year, representing a decrease of approximately $130 million compared to the prior year due to a higher level of realized disposition gains in 2013, in addition to lower FFO contributions from our private equity investments as a result of the 2013 dispositions and decreased pricing at our oriented strand board business.

During 2014, we generated $239 million of realized disposition gains.

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On September 10, 2014, we completed the sale of our remaining equity interest in Western Forest Products Inc., a Canadian timberlands manager and wood producer, through a C$230 million secondary offering.

2013 Activity

We generated FFO of approximately $815 million during the year, representing an increase of approximately $395 million compared to the prior year due to higher levels of disposition gains and internally generated growth across the business.

During 2013, we generated $316 million of realized disposition gains.

On July 18, 2013, Brookfield Capital Partners III L.P. sold Longview Fibre Paper and Packaging Inc. (“Longview Fibre”) to KapStone Paper and Packaging for $1.025 billion. Longview Fibre was a manufacturer of container board, paper and corrugated products.

Corporate

2015 Activity

On April 30, 2015, the Corporation completed a public offering of 20,539,000 Class A Shares at a price of $56 per share ($37.33 on a split-adjusted basis). In a concurrent private placement, current directors and officers of the Corporation and its affiliates, and entities controlled by them, purchased 1,395,089 Class A Shares. The aggregate gross proceeds from the offering and the private placement were approximately $1.225 billion.

On May 12, 2015, the Corporation completed a three-for-two stock split of its Class A Shares, which was implemented by way of a stock dividend whereby shareholders received one-half of a Class A Share for each Class A Share and Class B Share held.

On May 19, 2015, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 83.8 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 21, 2015 and is set to expire on May 20, 2016, the Corporation has, as of the date of this Annual Information Form, purchased 10,208,977 Class A Shares at an average price of $31.64.

On August 10, 2015, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, excluding the Series 14 Class A Preference Shares, through open market purchases on the TSX. Under the bid, which commenced on August 12, 2015 and is set to expire on August 11, 2016, the Corporation has, as of the date of this Annual Information Form, purchased 1,000 Class A Preference Shares, Series 9 at an average price of C$15.19, 3,000 Class A Preference Shares, Series 24 at an average price of C$17.04 and 2,800 Class A Preference Shares, Series 28 at an average price of C$15.52.

2014 Activity

On April 21, 2014, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 53.5 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on April 23, 2014 and expired on April 22, 2015, the Corporation purchased 2,901,000 Class A Shares at an average price of $53.61 ($35.74 on a split-adjusted basis).

2013 Activity

On April 19, 2013, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 53.6 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on April 23, 2013 and expired on April 22, 2014, the Corporation purchased 5,135,537 Class A Shares at an average price of $36.15 ($24.10 on a split-adjusted basis).

On August 23, 2013, the Corporation reached agreement with American International Group, Inc. (“AIG”) to terminate two related 25-year interest rate swap agreements executed in 1990 between Brookfield and AIG (the “Swap Agreement”), which were accounted for in the Corporation’s financial statements as an approximate $1.4 billion liability (the “Swap Liability”). As consideration for terminating the Swap Agreement and eliminating the Swap Liability, Brookfield agreed to pay a single lump sum payment of $905 million to AIG.

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BUSINESS OF THE CORPORATION

Our Business

Brookfield is a global alternative asset manager with over $225 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. We earn asset management income including base management fees, carried interests and other forms of performance income for doing so. As at December 31, 2015, our listed partnerships, managed funds and public securities portfolios represented nearly $100 billion of invested and committed fee bearing capital. This capital includes public partnerships that are listed on major stock exchanges; private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors; and also portfolios of managed listed securities through a series of segregated accounts and mutual funds.

We align our interests with clients by investing alongside them and have over $28 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses.

Our business model is simple: (i) raise pools of capital from our clients and ourselves that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating business groups to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise for reinvestment or distribution to our clients.

Our business is centred around the ownership and operation of real assets, which we define as long-life, physical assets that form the critical backbone of economic activity, including property, renewable power and infrastructure facilities. Whether they provide high quality office or retail space in major urban markets, generate reliable clean electricity, or transport goods and resources between key locations, these assets play an essential role within the global economy. Additionally, these assets typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provide for relatively stable cash flow streams, strong operating margins and value appreciation over the longer term.

We currently own and manage one of the world’s largest portfolios of real assets. We have established a variety of investment products through which our clients can invest in these assets, including both listed entities and private funds. We invest our own capital alongside our clients, ensuring a meaningful alignment of interests.

We are active managers of capital. We strive to add value by judiciously and opportunistically reallocating capital to continuously increase returns. Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, whether through the negotiation of property leases, energy contracts or regulatory agreements, or through a focus on optimizing asset development, operations or other activities. Our operating business groups include over 55,000 employees worldwide who are instrumental in maximizing the value and cash flows from our assets. As real asset operations tend to be industry specific and often driven by complex regulations, we believe operational experience is necessary in order to maximize efficiency, productivity and returns.

We strive to finance our operations on a long-term, investment-grade basis, and most of our capital consists of equity and stand-alone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns and strive to maintain excess liquidity at all times in order to respond to opportunities as they arise. This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also improves our ability to withstand financial downturns and provides the strength and flexibility to capitalize upon attractive opportunities.

We prefer to invest when capital is less available to a specific market or industry and in situations that tend to require a broader range of expertise and be more challenging to execute. We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field, while at the same time they may appear out of favour and generate lower initial returns.

We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides flexibility in deploying capital, as we can invest in both acquisition and development initiatives, depending on the relative attractiveness of returns.

As an asset manager, we create value for shareholders in the following ways:

•

We offer attractive investment opportunities to our clients through our managed funds and entities that will, in turn, enable us to earn base management fees based on the amount of capital that we manage and additional performance

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based returns such as incentive distributions and carried interests. Accordingly, we create value by increasing the amount of fee bearing capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•

We invest significant amounts of our own capital, alongside our clients in the same assets. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients, and enables us to create value by directly participating in the cash flows and value increases generated by these assets in addition to the performance returns that we earn as the manager.

•

Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce. Through our operating expertise, development capabilities and effective financing, we believe our specialized real asset experience can help to ensure that an investment’s full value creation potential is realized. We believe this is one of our most important competitive advantages as an asset manager.

•

We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support an appropriate level of investment-grade secured debt with long-dated maturities given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. While we tend to hold our assets for extended periods of time, we endeavour to own our businesses in a manner that maximizes our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•

Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

Principal Business Activities

Our operations are organized into five business groups. Our property, renewable power, infrastructure and private equity business groups are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from our clients and ourselves. A fifth group operates our public markets business, which manages portfolios of listed securities on behalf of clients.

Our balance sheet capital is invested primarily in our three flagship listed partnerships: BPY, BREP and BIP. These publicly traded, large capitalization partnerships are the primary vehicles through which we invest our capital in property, renewable power and infrastructure. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.

We are in the process of forming a fourth flagship listed partnership, BBP, which will be the primary vehicle through which we will own and operate the industrial and services businesses of our private equity business group. We intend to distribute a 30% interest in BBP to shareholders with Brookfield retaining a 70% interest; we anticipate completing the spin-off of BBP in the first half of 2016.

Asset Management

Our asset management operations consist of managing listed partnerships, private funds and listed securities within our public markets portfolios. As at December 31, 2015, fee bearing capital totalled $99 billion, of which approximately $79 billion was from clients and $20 billion was from the Corporation. We also provide transaction and other advisory services.

Listed Partnerships: We manage publicly listed perpetual capital entities with over $43 billion of fee bearing capital, including BPY, BREP and BIP. We are compensated for managing these entities through base management fees which are primarily determined by the market capitalization of these entities. We are also eligible to receive incentive distributions equal to a portion of increases in partnership distributions above predetermined hurdles.

We expect to complete the launch of BBP in the first half of 2016. We believe BBP will provide an attractive investment opportunity for investors and complement our listed property, renewable power and infrastructure real asset strategies. We will be compensated for managing BBP through base management fees, similar to our other listed partnerships, and incentive distributions which will be based on increases in the market capitalization of BBP.

Private Funds: We manage $39 billion of fee bearing capital through 35 private funds. Private fund capital is typically committed for 10 years with two one-year extension options. Our private fund investor base consists of 340 third-party clients with an average commitment of $90 million. We are compensated through base fees which are generally determined on both invested and uninvested capital. We are also entitled to receive carried interests, which represents a portion of investment returns provided that clients receive investment returns in excess of a minimum predetermined threshold.

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Public Markets: We manage numerous funds and separately managed accounts totalling $17 billion on behalf of third-party clients, focused on fixed income and equity securities. We act as an advisor for these clients and earn base management and performance fees.

Property

We own virtually all of our commercial property assets through our 62% economic ownership interest in BPY. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $18.3 billion at December 31, 2015, based on its stock market price. We also own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 261 properties containing approximately 123 million square feet of commercial office space. The properties are located primarily in major financial, energy, technology and government cities in North America, Europe, Australia, Brazil and India. We also develop office properties on a selective basis and our office development assets consist of interests in 29 sites totalling over 31 million square feet. Of the total properties in our office portfolio, 187 properties, consisting of 88 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.

Retail Properties: Our retail portfolio consists of interests in 173 retail properties in the United States and Brazil, encompassing 155 million square feet. Our North American retail operations are held through our 34% fully diluted interest in GGP and a 34% interest in Rouse, both of which are equity accounted. Our Brazilian operations are held through a 40% owned institutional fund managed by us. We also own an interest in a retail property company in Shanghai, China. Of the total properties in our retail portfolio, 167 properties, consisting of 153 million square feet, are equity accounted investments and the remaining are consolidated under IFRS.

Opportunistic Properties: Our opportunistic properties primarily consist of investments acquired by our property private funds, and consist of industrial, multifamily, hospitality and triple net lease properties. Our industrial portfolio consists of interests in 201 operating properties in North America and Europe, containing 55 million square feet of space. We also own and manage a land portfolio with the potential to build 45 million square feet of industrial properties. Of the total properties in our industrial portfolio, 144 properties, consisting of 32 million square feet, are consolidated and the remaining interests are equity accounted. Our multifamily portfolio includes over 38,800 multifamily units in the United States, while our hospitality portfolio includes 27 properties with approximately 18,000 rooms. Our triple net lease portfolio consists of over 300 properties that are leased to automotive dealerships across the United States and Canada.

Renewable Power

We hold our renewable power operations primarily through a 63% economic ownership interest in BREP. BREP is listed on both the NYSE and TSX and had an equity capitalization of $7.2 billion at December 31, 2015, based on public pricing. BREP operates renewable power facilities and owns them both directly as well as through our private infrastructure funds.

BREP owns one of the world’s largest, publicly traded, pure-play renewable power portfolios with 7,284 MW of installed capacity, and long-term average annual generation of 25,543 GWh. This portfolio includes 207 hydroelectric generating stations on 73 river systems and 37 wind facilities, diversified across 14 power markets in the United States, Canada, Brazil and Europe. BREP also has an approximate 3,000 MW development pipeline spread across all of our operating jurisdictions.

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing”). Brookfield Energy Marketing purchases a portion of BREP’s power pursuant to long-term contracts at predetermined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices. We are entitled to sell the power we purchase for BREP as well as any ancillary revenues, such as capacity and renewable power credits or premiums.

Infrastructure

Our infrastructure operations are held primarily through our 30% economic ownership interest in BIP. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $8.7 billion at December 31, 2015, based on public pricing. BIP owns a number of these infrastructure businesses directly and invests through private funds that we manage. We also have direct investments in sustainable resources operations.

BIP’s operations are principally organized as follows:

Utilities operations: These consist of regulated distribution, regulated terminal and electricity transmission operations, located in Australasia, North and South America and Europe. These businesses typically earn a predetermined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

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Transport operations: These are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: These consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.

Communications infrastructure: This consists of a communication tower infrastructure operation located in Europe that provides essential services and critical infrastructure to the media broadcasting and telecom sectors, for which we are paid a fee. This operation generates stable, inflation linked cash flows underpinned by long-term contracts.

Private Equity and Other

Our private equity operations includes primarily our industrial and services operations, and are owned substantially through a series of institutional private funds under the Brookfield Capital Partners brand which have total committed capital of $6.5 billion. Our industrial operations includes 10 businesses in a diverse range of industries. We concentrate our industrial investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital. Our services operations includes facilities management, relocation services, residential brokerage and a range of other real estate services. BBP, once launched, will be the primary public vehicle through which the Corporation will own its interest in these industrial and services businesses.

Our private equity business group focuses on investing at attractive valuations in sectors where we can leverage our real asset and related operating business group expertise through our private equity funds or directly through BBP. With the current volatility in energy prices we are actively reviewing opportunities to invest in and around the oil sector.

Residential: We conduct our residential development operations in North America and to a lesser extent Brazil and Australia. In North America, we are active in 10 principal markets in Canada and the U.S., and control over 103,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders. In Brazil, our residential business consists of land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential in Brazil’s largest markets, including São Paulo and Rio de Janeiro.

Corporate Activities

Our corporate operations include allocating capital to our operating business groups, principally through our listed partnerships (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds, as well as funding this capital through corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

We invest capital within our corporate operations into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

Financing Strategy

The following are key elements of our capital strategy:

•	Match our long-life assets with long-duration financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle; and

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. We attempt to diversify our maturity schedule so that financing requirements in any given year are manageable. Limiting recourse to specific assets one or business group is intended to limit the impact of weak performance by one asset or business group on our ability to finance the balance of our operations.

Most of our financings have investment-grade characteristics which is intended to ensure that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and to enable us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash

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from the assets being financed. Furthermore, our ability to finance at the corporate, operating unit and asset level on a private or public basis is intended to lessen our dependence on any particular segment of the capital markets or the performance of any particular unit.

We maintain sufficient liquidity at the corporate level and within our key operating business groups to enable us to react to attractive investment opportunities and deal with contingencies when they arise. Our primary sources of liquidity, which we refer to as “core liquidity”, consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We historically generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer dated assets through dispositions and refinancings. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on attractive investment opportunities.

Operating Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. To this end, we strive for excellence and quality in each of our core operating business groups in the belief that this approach will produce strong returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to realize the value created during our ownership.

Our operating business groups and depth of experience in managing these assets differentiate us from those competitors that have shorter investment horizons and more of a speculative focus. These operating business groups have been established over the course of many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these business groups enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutional investors and believe we are well positioned to continue increasing the amount of capital managed for others on a fee bearing basis. We continue to invest our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. To achieve this, we are continually expanding the breadth of resources we devote to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations in terms of both asset classes and regions allows us to offer a broad range of products and investment strategies to our clients, enabling us to pursue a wide range of investment opportunities while focusing on assets and regions that offer the best value. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and ethical business conduct, as well as our position in the market as a well-capitalized public company listed on major North American and European stock exchanges, positions us as a desirable long-term partner for our clients. We also manage several flagship specialty issuers publicly listed on major North American stock exchanges and with majority independent boards of directors, which further enhances the development of our business partnerships.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy includes maintaining considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Risk Management

Managing risk is an integral part of Brookfield’s business and we have a disciplined and focused approach to risk management, which includes a risk management framework for managing risks across the organization.

The assessment and management of risk is the responsibility of the company’s management. Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible, and by the management teams that have the most knowledge and expertise in the business or risk area.

As such, business specific risks are generally managed at the operating business group level, as the risks vary based on the characteristics of each business. The specific manner and methodologies by which risks are addressed and mitigated vary based upon, among other things, the nature of the risks and of the assets and operations to which they apply, the geographic location of the assets, the economic, political and regulatory environment, and Brookfield’s assessment of the benefits to be derived from such mitigation strategies.

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At the same time, we utilize a co-ordinated approach among our corporate group and our operating business groups to risks that can be more pervasive and correlated in their impact across the organization, such as liquidity, foreign exchange and interest rate risks, and where we can bring together specialized knowledge to manage these risks. Management of strategic, reputational and regulatory compliance risks are similarly co-ordinated to ensure consistent focus and implementation across the organization.

Our Chief Financial Officer has ultimate responsibility for the risk management function and discharges the responsibility with the assistance of the Risk Management Group, which works with various operational and functional groups within Brookfield to co-ordinate the risk management program and to develop and implement risk mitigation strategies that are appropriate for the company.

These efforts leverage the work conducted by management committees that have been formed to bring together required expertise to manage and oversee key risk areas, and include:

•	Risk Management Steering Committee to support the overall corporate risk management program, and co-ordinate risk assessment and mitigation on an enterprise-wide basis;

•	Investment Committees to oversee the investment process as well as monitor the ongoing performance of investments;

•	Conflicts Committee to resolve potential conflict situations in the investment process and other corporate transactions;

•	Financial Risk Oversight Committee to review and monitor financial exposures;

•	Safety Steering Committee to focus on health, safety and environmental matters; and

•	Disclosure Committee to oversee the public disclosure of material information.

The Corporation’s Board of Directors has governance oversight for risk management with a focus on the more significant risks we face, and builds upon management’s risk assessment and oversight processes. The Board of Directors has delegated responsibility for the oversight of specific risks to board committees as follows:

Risk Management Committee: Oversees the management of Brookfield’s significant financial and non-financial risk exposures, including market, credit, operational, reputational, strategic, regulatory and business risks. These responsibilities include reviewing risk assessment and risk management practices with management to ensure ongoing, effective mitigation of key organizational risks, as well as confirming that the company has an appropriate risk taking philosophy and suitable risk capacity.

Audit Committee: Oversees the management of risks related to Brookfield’s systems and procedures for financial reporting as well as for associated audit processes (internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the risk-based internal audit plan, which ensures alignment with risk management activities and organizational priorities.

Management Resources and Compensation Committee: Oversees the risks related to Brookfield’s management resource planning, including succession planning, proposed senior management appointments, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

Governance and Nominating Committee: Oversees the risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities and potential conflicts of interest, as well as with respect to related party transactions.

Employees

We have 700 investment professionals and over 55,000 operating employees in more than 30 countries around the world.

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CODE OF BUSINESS CONDUCT AND ETHICS

We have a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of the Corporation’s subsidiaries and controlled affiliates, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Board approved the Code on March 3, 2016. Copies of the Code are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar, and may also be obtained on our website at www.brookfield.com under “The Company/Conduct Guidelines.”

BUSINESS ENVIRONMENT AND RISKS

Our businesses continuously face certain micro- and macro-economic risks that could adversely impact our financial condition, results of operations and equity value. For information about risk factors related to Brookfield and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 65 to 76 of our Consolidated Financial Statements and Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2015, which pages are incorporated by reference in this Annual Information Form and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

CORPORATE SOCIAL RESPONSIBILITY

Across Brookfield, we recognize that our future success depends on the long-term health of the communities in which we conduct business and the environment in which we operate. Around the world, we invest in real assets that are essential to the global economy, and we operate these assets with the view that we will own them forever. That long-term approach dictates both our investment strategy and our commitment to corporate social responsibility. We believe that the pursuit of shareholder value and sustainable development are complementary goals.

The Corporation’s Board of Directors, management and operating employees strive for excellence in environmental sustainability, community leadership and workplace safety in all our operations. That commitment includes creating standard methodology for corporate social responsibility practices across our global portfolio, to better manage and improve our performance.

In all of our businesses, we are committed to using resources in a responsible manner and consistently improving our operations by finding ways to foster energy efficiency and conservation. We also seek to be good corporate citizens by meeting or exceeding the labour laws and standards of the jurisdictions in which we operate, offering competitive wages to employees, providing safe work environments, and implementing age-appropriate and non-discriminatory hiring practices.

Across Brookfield, our corporate social responsibility initiatives are broadly focused on two themes: sustainable growth and community engagement.

Sustainable Growth

Brookfield has more than 100 years of experience as an owner and operator of real assets – property, renewable power, infrastructure and private equity – and has built an expertise in sustainable investing. Across our $225 billion portfolio of long life, high quality assets, there is a commitment to improving energy efficiency and reducing greenhouse gas emissions. We also focus on water conversation, recycling, wildlife preservation, erosion control and reforestation. We participate in surveys and external audits of our initiatives that allow benchmarking of our sustainability initiatives.

Property

In our global property operations, we provide responsible environmental solutions and energy-saving strategies to our tenants and our communities. We achieve this goal through an approach that is based on three principles which guide our actions on sustainability: develop, operate and renovate properties to reduce carbon emissions and achieve optimum energy efficiency and occupant satisfaction; incorporate innovative environmental strategies to achieve best-in-industry sustainability performance in new developments and in retrofitting and redesign of existing properties; support industry initiatives that foster energy- and resource-efficient property operations, and seek the highest standard of environmental certification.

For our clients and tenants across our $144 billion property portfolio, sustainability is a priority and we strive to exceed their expectations by constantly improving our properties. We judge our performance against standards that include the Global Real Estate Sustainability Benchmark (GRESB), an independently run assessment of the environmental performance of commercial properties. In 2015, we participated in the survey for the fourth consecutive year and ranked in the 94th percentile of all GRESB respondents. This survey rates our operations on seven sustainability standards, and we have significantly improved our performance over time.

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For example, we have introduced programs that led to 12% savings on electricity usage at our properties since 2010, a reduction in power consumption equal to the electricity used in 10,000 homes. And our Canadian property business has reduced greenhouse gas emissions by 21% since 2010, equivalent to taking 4,000 cars off the roads.

In North America, the standard environmental excellence is the Leadership in Energy & Environmental Design or LEED designation. We have received this certification on 46 Brookfield properties. We have pledged to build all future office developments to a minimum of LEED Gold or its local equivalent. Our properties also meet or exceed recognized environmental standards in Australia, South America and Europe.

Within our buildings, Brookfield is working with tenants to increase awareness of sustainability and incorporate best practices in environmental management. Our employees take part in ongoing education programs focused on the latest initiatives in sustainable development and many have obtained sustainable building management designations. In 2015, 143 building operators completed Brookfield’s Energy Management Course, which provides employees with the knowledge to recognize opportunities to operate our buildings more efficiently, and the skills to capitalize on them. This knowledge has enabled Brookfield to launch property programs that include water conservation initiatives, energy efficient transportation, such as car pools and biking, and tenant energy reporting portals, which allow our clients to better understand and control their electricity use.

Our influence reaches beyond assets that we own directly. Brookfield provides real estate services to office buildings, industrial properties and multi-family homes. For example, we own one of the world’s largest facilities management businesses, responsible for a 150 million sq. ft. portfolio. This business introduced programs that delivered annual energy savings of over 8.2 million equivalent kilowatt hours, equivalent to the energy needed to drive a car more than a million miles.

Renewable Power

With approximately 250 hydro stations and wind farms on three continents, Brookfield is one of the world’s largest suppliers of renewable power. Our $22 billion portfolio produces 10,000 MW of power, enough clean electricity to supply approximately four million homes. These facilities offset generation that may otherwise increase greenhouse gas emissions. The ability of our hydro assets to produce energy at peak periods and conserve water during off-peak periods meets an important social need, as we deliver clean power when demand is at its highest.

In recognition of our strong relationships with local communities, we received the 2015 Sustainable Electricity Award from the Canadian Electricity Association for a partnership with the Namgis First Nation that built a run-of-river hydroelectric project in western Canada. The partnership and project thrived, in part, because of a mutual respect for culture, land, and aquatic resources, as well as sound management. Brookfield’s renewable power operations meet or exceed sustainability standards set by industry groups such as the U.S. Low Impact Hydropower Institute and the Canadian Electricity Association.

Infrastructure

Our $27 billion infrastructure portfolio includes a leading district energy business that supplies environmentally-efficient heating and cooling systems to downtown building in seven major cities. We also have 3.8 million acres of timberlands under management and 580,000 acres of farmland in North and South America. These trees and crops offset greenhouse gas emissions by capturing and storing carbon dioxide and are a truly renewable resource. In managing our timber and agriculture assets, we incorporate sustainable harvesting practices, along with our own internal standards and regulations set down in government statutes in three countries. Our timber operations meet or exceed measures set under the U.S. Sustainable Forestry Initiative® (SFI 2010-2014 Standard). In Brazil, our skills in forest management resulted in Brookfield being awarded responsibility for preserving publicly owned environmental reserves in 11 states.

Community Engagement

We encourage and support a culture of philanthropy and volunteerism among our employees and around the world. Through its people, Brookfield is a leader in communities. The commitment shows in everyday activities in support of charities, and in exceptional contributions during times of need.

All of our employees are encouraged to participate in community activities and fund raising, and our executives hold leadership positions on the boards and capital campaigns at major charities and public institutions, such as hospitals and universities. Our Brookfield Partners Foundation supports health care, education and cultural initiatives. In many cases, the company matches charitable donations by employees. These initiatives are global in scope, but local in focus. For example, we are long-time sponsors of a program that provides education assistance to gifted students from low income neighborhoods in Rio de Janeiro. And we stage charity stair climbing challenges at our office buildings in major financial centres, for causes such as the United Way.

Our arts and events program, Arts Brookfield, has been in operation for more than 25 years, and staged more than 400 events in 2015, including concerts, exhibitions and public art installations. The programs support innovation and creativity in fields such as dance, music, theatre, film and visual arts. In London, for example, we launched ‘Sculpture in the City’, bringing the works of leading contemporary artists to public spaces and then staging workshops with the sculptors for local schools. These programs are typically offered free to the public at our flagship properties in North and South America, Australia and Europe.

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An Ongoing Commitment

We are proud of our track record for leadership in corporate social responsibility, but we recognize that we can always do more. Looking ahead, we will strive to improve our approach to sustainable growth and community engagement.

CORPORATE GOVERNANCE

On behalf of all shareholders, the Board of Directors and management of the Corporation are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a Board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.

Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A Shares.

The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Corporation’s Management Information Circular (the “Circular”) and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “The Company/Corporate Governance.”

Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Code of Business Conduct and Ethics and our Corporate Disclosure Policy.

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DIRECTORS AND OFFICERS

Directors of the Corporation

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board is comprised of the 16 directors set forth below. Certain principal information for each of the current directors is included. Each director has been appointed to serve until the Annual and Special Meeting of Shareholders to be held on June 17, 2016 or until his or her successor is elected or appointed.

Directors

Name, Municipality of Residence	Director Since	Principal Occupation
M. ELYSE ALLAN (1) Toronto, Ontario, Canada	2015	President and Chief Executive Officer, General Electric Canada Company Inc. and Vice-President, General Electric Co., a global digital industrial company

JEFFREY M. BLIDNER Toronto, Ontario, Canada	2013	Senior Managing Partner, Brookfield Asset Management Inc.

ANGELA F. BRALY (1) (2) Indianapolis, Indiana, U.S.A.	2015	Former Chair, President and Chief Executive Officer of WellPoint Inc. (now known as Anthem Inc.), a health benefits company

JACK L. COCKWELL Toronto, Ontario, Canada	1979	Corporate Director

MARCEL R. COUTU (1) (2) (4) Calgary, Alberta, Canada	2006	Former President and Chief Executive Officer, Canadian Oil Sands Limited, the largest investor in the Syncrude Joint Venture

J. BRUCE FLATT Toronto, Ontario, Canada	2001	Chief Executive Officer, Brookfield Asset Management Inc.

ROBERT J. HARDING Toronto, Ontario, Canada	1992	Past Chairman, Brookfield Asset Management Inc.

MAUREEN KEMPSTON DARKES (1) (4) (5) Toronto, Ontario, Canada and Lauderdale-by-the-Sea, Florida, U.S.A.	2008	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation, a motor vehicle manufacturer

DAVID W. KERR (5) Toronto, Ontario, Canada	1987	Chairman, Halmont Properties Corp., a real estate company

PHILIP B. LIND (1) (2) Toronto, Ontario, Canada	1994	Co-Founder, Vice Chairman and Director, Rogers Communications Inc., a diversified communications company

THE HON. FRANK J. MCKENNA (1) (3) Toronto, Ontario and Cap-Pele, New Brunswick, Canada	2006	Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group, a financial institution

YOUSSEF A. NASR (1) (5) Beirut, Lebanon	2010	Corporate Director and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil, a financial institution

LORD O’DONNELL London, United Kingdom	2013	Chairman of Frontier Economics, a microeconomics consultancy, and a senior advisor to Brookfield in Europe

SEEK NGEE HUAT (1) (3) (5) Singapore	2012	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation, a sovereign wealth fund

DIANA L. TAYLOR (1) (3) (4) New York, New York, U.S.A.	2012	Vice Chair, Solera Capital LLC, a mid-market private equity firm

GEORGE S. TAYLOR (1) (2) St. Marys, Ontario, Canada	1994	Corporate Director

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Governance and Nominating Committee
(4)	Member of the Management Resources and Compensation Committee
(5)	Member of the Risk Management Committee

18	Brookfield Asset Management Inc. – 2015 Annual Information Form

Each of the directors has had the principal occupation referred to opposite his or her name during the past five years, except Angela F. Braly, who was the President and Chief Executive Officer of WellPoint Inc. from 2007 to 2012, Marcel R. Coutu, who was the President and Chief Executive Officer of Canadian Oil Sands Limited from 2001 to 2013, Lord O’Donnell, who was the Cabinet Secretary and head of the British Civil Service between 2005 and 2011, and Seek Ngee Huat, who was President of GIC Real Estate Pte Ltd. from 1996 to 2011.

Ms. Kempston Darkes was Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 2009. Mr. Kerr was a director of Canwest Global Communications Corp. (“Canwest”) when Canwest and certain of its subsidiaries voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in October 2009. Messrs. Cockwell and Harding were directors of Fraser Papers Inc. (“Fraser”) until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

Executive and Corporate Officers of the Corporation

The names of the executive and corporate officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

Executive and Corporate Officers

Name	Residence	Current Office	Date of Appointment
JEFFREY M. BLIDNER (a)	Toronto, Ontario, Canada	Senior Managing Partner	2003

RICHARD (RIC) CLARK (a)	New York, New York, U.S.A.	Senior Managing Partner	2002

J. BRUCE FLATT (a)	Toronto, Ontario, Canada	Senior Managing Partner and Chief Executive Officer	2002

BRIAN W. KINGSTON (a)	New York, New York, U.S.A.	Senior Managing Partner	2007

BRIAN D. LAWSON (a)	Toronto, Ontario, Canada	Senior Managing Partner and Chief Financial Officer	2002

CYRUS MADON (a)	Toronto, Ontario, Canada	Senior Managing Partner	2005

SAMUEL J.B. POLLOCK (a)	Toronto, Ontario, Canada	Senior Managing Partner	2003

SACHIN G. SHAH (a)	Toronto, Ontario, Canada	Senior Managing Partner	2014

A.J. SILBER (b)	Toronto, Ontario, Canada	Vice President, Legal Affairs and Corporate Secretary	2012

(a)	Executive Officer
(b)	Corporate Officer

Each of the executive and corporate officers has had the principal occupation referred to opposite his or her name during the past five years, except Mr. Shah, who prior to his appointment in 2014 was a Managing Partner of the Corporation, and Mr. Silber, who prior to his appointment in 2012 was an associate at a Canadian law firm.

Mr. Pollock was a director of Fraser until February 2011. Fraser voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

Brookfield Share Ownership of Directors and Executive Officers

Directors and executive officers of Brookfield own interests in the Corporation’s Class A Shares directly, through share ownership plans and through Partners Limited and Partners Value Investments Inc. (“PVI”). The shareholders of Partners Limited and PVI include directors and senior executives of Brookfield (collectively, the “Partners”), including all of the Corporation’s executive officers and two of its non-management directors, Messrs. Jack Cockwell and David Kerr. The Partners collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold beneficial or economic interests in approximately 206 million Class A Shares in the aggregate, representing approximately 20% of such class of shares on a fully diluted basis and a 20% common equity interest in the Corporation. These interests include Class A Shares held directly and indirectly by the Partners as well as their proportionate beneficial interests in Class A Shares held by Partners Limited and PVI.

Brookfield Asset Management Inc. – 2015 Annual Information Form	19

As at December 31, 2015, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, approximately 34.0 million Class A Shares, representing approximately 3.4% of the Corporation’s issued and outstanding shares of this class. In addition, directors and executive officers of the Corporation held pro rata interests beneficially through Partners Limited and PVI which totalled approximately 44.9 million shares, representing approximately 4.5% of the Corporation’s issued and outstanding Class A Shares at the same date.

In terms of ownership in the Corporation’s principal subsidiaries, as at December 31, 2015, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, 912,581 units of BIP, 1,973,582 units of BPY and 134,160 units of BREP, representing less than 1% of the issued and outstanding securities of each of these classes, respectively.

Partners Limited

None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Shares, which are entitled to, among other things, elect one-half of the directors of the Corporation. All of the Class B Shares are owned directly by Partners Limited, an Ontario corporation formed in 1995 whose principal business mandate is to hold shares of the Corporation, directly and indirectly, for the long term. As at December 31, 2015, there were 48 Partners who collectively owned, directly and indirectly, virtually all of the common shares of Partners Limited.

Partners Limited also owns, among other things, a direct interest in 867,540 Class A Shares and an approximate 49% interest in the common shares of PVI, which is listed on the TSX Venture Exchange and whose primary business purpose is to provide its shareholders with an efficiently financed ownership interest in Class A Shares and to invest its additional financial resources in a diversified portfolio of financial assets to enhance return on capital. The Partners themselves collectively own, on an individual basis, an additional approximate 40% interest in PVI. PVI owns approximately 85.8 million Class A Shares on a consolidated basis, representing an 8.7% interest in this class of shares.

For further information about Partners Limited, reference is made to the section entitled “Principal Holders of Voting Shares” on pages 4 to 5 of the Corporation’s most recent Circular.

20	Brookfield Asset Management Inc. – 2015 Annual Information Form

MARKET FOR SECURITIES

The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange

Class A Shares	BAM	New York

	BAM.A	Toronto

	BAMA	NYSE Euronext

Class A Preference Shares

Series 2	BAM.PR.B	Toronto

Series 4	BAM.PR.C	Toronto

Series 8	BAM.PR.E	Toronto

Series 9	BAM.PR.G	Toronto

Series 13	BAM.PR.K	Toronto

Series 17	BAM.PR.M	Toronto

Series 18	BAM.PR.N	Toronto

Series 24	BAM.PR.R	Toronto

Series 26	BAM.PR.T	Toronto

Series 28	BAM.PR.X	Toronto

Series 30	BAM.PR.Z	Toronto

Series 32	BAM.PF.A	Toronto

Series 34	BAM.PF.B	Toronto

Series 36	BAM.PF.C	Toronto

Series 37	BAM.PF.D	Toronto

Series 38	BAM.PF.E	Toronto

Series 40	BAM.PF.F	Toronto

Series 42	BAM.PF.G	Toronto

Series 44 (a)	BAM.PF.H	Toronto

(a)	The Corporation’s Class A Preference Shares, Series 44 were listed for trading on the TSX on October 2, 2015.

Information on the monthly trading prices and volumes for the Corporation’s publicly traded securities that were outstanding at any time during 2015 is set out in Appendix A to this Annual Information Form.

Brookfield Asset Management Inc. – 2015 Annual Information Form	21

RATINGS AND LIQUIDITY

The credit ratings for the Corporation’s securities as at the date of this Annual Information Form are as follows:

	DBRS		Standard & Poor’s		Moody’s
Securities of the Corporation	Rating	Outlook	Rating	Outlook	Rating	Outlook
Commercial paper	R-1 (low)	Stable	A-2[1]	Stable	P-2	Stable

Senior notes and debentures	A (low)	Stable	A-	Stable	Baa2	Stable

Preferred shares	Pfd-2 (low)	Stable	BBB[2]	Stable	Not rated	Not rated

Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A ratings downgrade could potentially result in adverse consequences by reducing the Corporation’s access to the capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, ratings levels. These covenants may limit our operational flexibility, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by DBRS Limited (“DBRS”) and by Standard & Poor’s Ratings Services, a division of McGraw-Hill Financial Inc. (“S&P”); and its commercial paper, senior notes and debentures are rated by Moody’s Investors Service, Inc. (“Moody’s”).

The Corporation has paid customary ratings fees to DBRS, S&P and Moody’s in connection with some or all of the above-mentioned ratings. In addition, the Corporation has made customary payments in respect of certain other services provided to the Corporation by each of DBRS, S&P, and Moody’s during the last two years.

The ratings discussed herein for the Corporation’s debt and preferred securities are not a recommendation to purchase, hold or sell the Corporation’s debt or preferred securities and do not comment as to the appropriateness of their respective market prices or suitability for a particular investor. There can be no assurance that the ratings discussed herein will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, or Moody’s in the future if, in their sole discretion, circumstances so warrant.

The investment ratings of our publicly traded subsidiaries are presented in the respective public disclosures of these subsidiaries, which are available on SEDAR at www.sedar.com and/or EDGAR at www.sec.gov/edgar.

The following is a brief description of each ratings agency’s rating schedule.

DBRS

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to the Corporation’s commercial paper indicates good credit quality and that the Corporation’s capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories and may be vulnerable to future events, but qualifying negative factors are considered manageable. An R-1 (low) rating is the third highest of the ten categories on the short-term debt rating scale.

The DBRS long-term rating scale provides an opinion on the risk that an issuer will default on its financial obligations. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The A (low) rating assigned to the Corporation’s long-term obligations indicate they are of good-credit quality. The capacity for the payment of financial obligations is substantial and may be vulnerable to future events, but qualifying negative factors are considered manageable. A (low) is the lowest sub-category within the third highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale.

[1]	The Corporation’s commercial paper is rated A-1 (low) based on S&P’s Canadian National Scale, which corresponds to a rating of A-2 using S&P’s global scale.
[2]	The Corporation’s preferred shares are rated P-2 based on S&P’s Canadian National Scale, which corresponds to a rating of BBB using S&P’s global scale.

22	Brookfield Asset Management Inc. – 2015 Annual Information Form

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “(high)” and “(low)”. The Pfd-2 (low) rating assigned to the Corporation’s preferred shares indicates that the preferred shares are of satisfactory credit quality. Pfd-2 (low) is the lowest sub-category within the second highest rating of the five standard categories of ratings on DBRS’ preferred share rating scale.

Rating trends provide guidance in respect of DBRS’s opinion regarding outlook for the rating in question. The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.

S&P

S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1,” “AAA” and “P-1,” respectively, which represent the highest ratings, to “C” which represents the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”.

S&P further modifies its ratings by indicating the stability and future direction of an assigned rating with terms such as “stable,” “positive,” “negative” and “developing.” A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a rating change or future action.

S&P also provides national scale credit ratings which are an opinion of an obligor’s creditworthiness or overall capacity to meet specific financial obligations, relative to other issuers and issues in a given country or region. The Canadian National Scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian National Scale.

S&P short-term ratings indicate the creditworthiness of an obligor with respect to its short-term obligations. The Corporation has a U.S. commercial paper program and a Canadian commercial paper program. The A-2 Stable rating, based on S&P’s global scale, is assigned to the Corporation’s commercial paper and indicates S&P’s view that the Corporation’s capacity to meet its financial commitments on these obligations is satisfactory. An A-2 rating is the second highest of the six categories on the short-term global scale. A Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet the financial commitments associated with a specific commercial paper program relative to the debt servicing and repayment capacity of other obligors active in the Canadian markets with respect to their respective financial obligations. S&P has rated the Corporation’s commercial paper as A-1 (low) based on the Canadian National Scale for commercial paper, which is the equivalent of an A-2 rating on S&P’s global scale. An A-1 (low) rating is the third highest of the eight categories on the Canadian National Scale for commercial paper.

S&P long-term issuer credit ratings are based on the following considerations: likelihood of payment – capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A- Stable rating assigned to the Corporation’s senior unsecured debt indicates that the Corporation has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. A- is the lowest sub-category within the third highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale.

An S&P preferred share rating on the Canadian National Scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other obligors in the Canadian market. The Corporation’s preferred shares have been assigned a rating of P-2 Stable on S&P’s Canadian National Scale for preferred shares. The P-2 rating category is the second highest of the eight categories on the Canadian preferred share scale. Based on S&P’s global scale, the Corporation’s preferred shares are rated BBB, which corresponds to a rating of P-2 on the Canadian National Scale for preferred shares. BBB is the middle sub-category within the third highest rating of the nine standard categories of ratings on S&P’s global scale for preferred shares. According to the S&P rating system, securities rated P-2 exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Moody’s

Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by a company. Moody’s also provides rating outlook designations which is an opinion regarding the likely rating direction over the medium term.

Brookfield Asset Management Inc. – 2015 Annual Information Form	23

Moody’s rates long-term obligations and commercial paper with ratings of “Aaa” and “P-1,” respectively, which represent the highest ratings, to “C” and “NP,” respectively, which represent the lowest. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect the likelihood of a default on contractually promised payments. The P-2 Stable rating assigned to the Corporation’s commercial paper indicates that the Corporation has a strong ability to repay its short-term debt obligations. A P-2 rating is the second highest of the four categories on Moody’s short-term rating scale.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The Baa2 Stable rating assigned to the Corporation’s senior unsecured debt indicates that they are considered medium-grade and subject to moderate credit risk, and as such, may possess certain speculative characteristics. Baa2 is the middle sub-category within the fourth highest rating of the nine standard categories of ratings on Moody’s long-term rating scale.

DIVIDENDS AND DIVIDEND POLICY

Class A Shares and Class B Shares

The declaration and payment of dividends on the Corporation’s Class A Shares and Class B Shares are at the discretion of the Board. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The Board supports a stable and consistent dividend policy and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in the United States or Canada to receive their dividends in the form of newly issued Class A Shares.

Registered shareholders of Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in the United States or Canada to increase their investment in the Corporation free of commissions.

Preferred Shares

The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 13, 15, 17, 18, 24, 26, 28, 30, 32, 34, 36, 37, 38, 40, 42 and 44 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8 are paid monthly. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in Appendix B to this Annual Information Form.

24	Brookfield Asset Management Inc. – 2015 Annual Information Form

The following table summarizes the dividends paid per share for each of the three years ended December 31, 2013, 2014 and 2015, on each class and series of securities of the Corporation that was outstanding during 2015, all expressed in U.S. dollars.

	Distribution per Security
	2015	2014	2013

Per Class A Share and Class B Share

Regular	$0.47	$ 0.42	$ 0.43

Special distribution (a)	—	—	0.98

Per Class A Preferred Share (b)

Series 2	0.39	0.48	0.51

Series 8	0.55	0.68	0.73

Series 9	0.74	0.86	0.92

Series 13	0.38	0.47	0.51

Series 15	0.24	0.38	0.41

Series 17	0.93	1.08	1.15

Series 18	0.93	1.08	1.15

Series 24	1.06	1.22	1.31

Series 26	0.67	1.02	1.09

Series 28	0.90	1.04	1.12

Series 30	0.94	1.09	1.17

Series 32	0.88	1.02	1.09

Series 34	0.82	0.95	1.02

Series 36	0.95	1.10	1.29

Series 37 (c)	0.96	1.11	0.64

Series 38 (d)	0.86	0.80	—

Series 40 (e)	0.88	0.58	—

Series 42 (f)	0.88	0.23	—

Series 44 (g)	0.23	—	—

(a)	Distribution of a 7.6% interest in Brookfield Property Partners, based on accounting fair values, was paid April 15, 2013.
(b)	The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the average Bloomberg mid-market exchange rate for 2015 of C$1.00 = US$0.7832.
(c)	These shares were issued on June 13, 2013. The dividends paid in 2013 were for the period from the date of issue.
(d)	These shares were issued on March 13, 2014. The dividends paid in 2014 were for the period from the date of issue.
(e)	These shares were issued on June 5, 2014. The dividends paid in 2014 were for the period from the date of issue.
(f)	These shares were issued on October 8, 2014. The dividends paid in 2014 were for the period from the date of issue.
(g)	These shares were issued on October 2, 2015. The dividends paid in 2015 were for the period from the date of issue.

The Corporation redeemed its Class A Preference Shares, Series 21 on July 2, 2013; its Class A Preference Shares, Series 12 on April 6, 2014; its Class A Preference Shares, Series 22 on September 30, 2014; its Class A Preference Shares, Series 5, 7, 16, 19 and 20 on November 30, 2015 and its Class A Preference Shares, Series 14 on March 1, 2016.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the disclosure documents of these subsidiaries, which are publicly available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Brookfield Asset Management Inc. – 2015 Annual Information Form	25

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.brookfield.com at “The Company/Articles & Bylaws” and are filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Corporation’s authorized share capital consists of:

a)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 7,999,000 Class A Preference Shares, Series 9;

•	the thirteenth series, which consists of 9,647,700 Class A Preference Shares, Series 13;

•	the fifteenth series, which consists of 2,000,000 Class A Preference Shares, Series 15;

•	the seventeenth series, which consists of 8,000,000 Class A Preference Shares, Series 17;

•	the eighteenth series, which consists of 9,200,000 Class A Preference Shares, Series 18;

•	the twenty-fourth series, which consists of 10,997,000 Class A Preference Shares, Series 24;

•	the twenty-fifth series, which consists of 11,000,000 Class A Preference Shares, Series 25;

•	the twenty-sixth series, which consists of 10,000,000 Class A Preference Shares, Series 26;

•	the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;

•	the twenty-eighth series, which consists of 9,887,200 Class A Preference Shares, Series 28;

•	the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;

•	the thirtieth series, which consists of 10,000,000 Class A Preference Shares, Series 30;

•	the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;

•	the thirty-second series, which consists of 12,000,000 Class A Preference Shares, Series 32;

•	the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;

•	the thirty-fourth series, which consists of 10,000,000 Class A Preference Shares, Series 34;

•	the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35;

•	the thirty-sixth series, which consists of 8,000,000 Class A Preference Shares, Series 36;

•	the thirty-seventh series, which consists of 8,000,000 Class A Preference Shares, Series 37;

•	the thirty-eighth series, which consists of 8,000,000 Class A Preference Shares, Series 38;

•	the thirty-ninth series, which consists of 8,000,000 Class A Preference Shares, Series 39;

•	the fortieth series, which consists of 12,000,000 Class A Preference Shares, Series 40;

•	the forty-first series, which consists of 12,000,000 Class A Preference Shares, Series 41;

•	the forty-second series, which consists of 12,000,000 Class A Preference Shares, Series 42;

•	the forty-third series, which consists of 12,000,000 Class A Preference Shares, Series 43;

•	the forty-fourth series, which consists of 10,000,000 Class A Preference Shares, Series 44; and

•	the forty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 45;

b)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

26	Brookfield Asset Management Inc. – 2015 Annual Information Form

c)	an unlimited number of Class A Shares; and

d)	85,120 Class B Shares.

As at March 1, 2016, the following shares of the Corporation were issued and outstanding: 10,465,100 Class A Preference Shares, Series 2; 4,000,000 Class A Preference Shares, Series 4; 1,652,394 Class A Preference Shares, Series 8; 6,346,606 Class A Preference Shares, Series 9; 9,647,700 Class A Preference Shares, Series 13; 2,000,000 Class A Preference Shares, Series 15; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 10,997,000 Class A Preference Shares, Series 24; 10,000,000 Class A Preference Shares, Series 26; 9,397,200 Class A Preference Shares, Series 28; 10,000,000 Class A Preference Shares, Series 30; 12,000,000 Class A Preference Shares, Series 32; 10,000,000 Class A Preference Shares, Series 34; 8,000,000 Class A Preference Shares, Series 36; 8,000,000 Class A Preference Shares, Series 37; 8,000,000 Class A Preference Shares, Series 38; 12,000,000 Class A Preference Shares, Series 40; 12,000,000 Class A Preference Shares, Series 42; 10,000,000 Class A Preference Shares, Series 44; 986,838,123 Class A Shares; and 85,120 Class B Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CST Trust Company at its principal office in Toronto, Ontario, Canada. CST Trust Company maintains registers for the transfer of the Corporation’s public securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada. The transfer agent and registrar of the Corporation in the United States is Computershare Inc., who maintains registers for the transfer of the Corporation’s public securities at its offices in Canton, Massachusetts.

MATERIAL CONTRACTS

The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation or any of its predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•

The Trust Agreement referred to under “Principal Holders of Voting Shares” on pages 4 to 5 of the Corporation’s most recent Circular, which pages are incorporated by reference in this Annual Information Form.

A copy of this document has been filed on SEDAR as a material contract and is available at www.sedar.com.

INTERESTS OF EXPERTS

Deloitte LLP, the Corporation’s external auditor, is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee

The Corporation’s Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual Information Form.

Composition of the Audit Committee

As at the date of this Annual Information Form, the Audit Committee is comprised of the following four directors: Angela F. Braly; Marcel R. Coutu; Philip B. Lind; and George S. Taylor, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Mr. Coutu and Mr. Taylor each qualify as a “designated financial expert.” Ms. Braly has extensive senior management experience with a public company as Chair, President and Chief Executive Officer of WellPoint, Inc., a health benefits company now known as Anthem, Inc. Ms. Braly was Chair of the Board from 2010-2012 and President and Chief Executive Officer from 2007-2012. Mr. Coutu has a Master of Business Administration degree and over 25 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited. Mr. Lind, the Vice Chairman of Rogers Communications, has 45 years of senior management

Brookfield Asset Management Inc. – 2015 Annual Information Form	27

experience. Mr. Taylor is a Chartered Professional Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He has served as an audit committee member and audit committee chair for a number of public companies and non-profit organizations during his business career.

Additional information on the members of the Audit Committee is contained in the Corporation’s most recent Circular.

Principal Accountant Fees and Services

Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively “Deloitte”), is the principal external auditor of the Corporation and its main consolidated reporting issuer subsidiaries (other than Brookfield Renewable Partners). The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte during 2015 and 2014:

	2015			2014
		Subsidiaries of			Subsidiaries of
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Brookfield	Total	Brookfield	Brookfield	Total

Audit Fees	$ 2.3	$ 28.9	$ 31.2	$ 2.8	$ 22.4	$ 25.2
Audit-Related Fees	—	6.6	6.6	—	5.4	5.4
Tax Fees	—	1.4	1.4	—	2.3	2.3
All Other Fees	0.2	0.2	0.4	0.2	0.2	0.4

Total	$ 2.5	$ 37.1	$ 39.6	$ 3.0	$ 30.3	$ 33.3

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include but are not limited to: employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for translation services.

Pre-Approval Policies and Procedures

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”), which governs the provision of services by its external auditor, currently Deloitte. The Audit Policy requires Audit Committee pre-approval of all permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditor, including all services prohibited by law from being provided by the external auditor.

Under the Audit Policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.

The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management and such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation.

Under the Audit Policy, the Audit Committee has established a fee threshold for pre-approved services, which is that the aggregate fees paid to the external auditor for pre-approved services must equal no more than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the prior year. Each quarter the external auditor provides the Audit Committee with a report of the audit, audit-related, tax and other non-audit services provided for the then-ended quarter, together with the actual fees incurred, for the Audit Committee’s ratification.

None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

28	Brookfield Asset Management Inc. – 2015 Annual Information Form

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s most recent Circular.

Additional financial information on the Corporation is provided in the Corporation’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2015, as well as other information on the Corporation, all of which may be found on our website at www.brookfield.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Brookfield Asset Management Inc. – 2015 Annual Information Form	29

APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY LISTED SECURITIES

The following sets out trading information for 2015 for the Corporation’s publicly traded securities that were outstanding at any time during 2015, all of which are or were listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”) and NYSE Euronext.

	Class A Limited Voting Shares (TSX: BAM.A)				Class A Limited Voting Shares (NYSE: BAM)
	Price Per Share (C$)				Price Per Share (US$)
Period				Volume				Volume
2015	High	Low	Average	Traded (a)	High	Low	Average	Traded (b)
January	65.44	57.87	62.08	16,015,930	35.27	32.78	34.14	14,944,017
February	69.58	64.07	66.97	16,422,314	36.93	34.02	35.72	15,892,069
March	69.44	65.81	68.04	20,796,327	37.11	35.07	36.00	22,236,548
April	72.96	64.85	69.22	16,568,740	39.00	35.24	37.42	37,453,916
May	66.60	43.11	52.61	15,271,174	36.77	34.67	36.05	23,598,295
June	45.32	42.04	43.67	31,989,554	36.81	33.84	35.33	28,756,415
July	47.25	43.38	45.28	19,145,144	36.37	34.13	35.18	24,745,572
August	46.34	39.56	43.87	22,101,581	35.24	29.83	33.43	40,400,049
September	42.09	39.92	40.98	34,057,857	31.73	29.87	30.89	36,164,421
October	47.27	41.19	44.33	24,971,105	35.70	31.17	33.90	21,741,855
November	46.28	42.88	45.14	18,384,694	35.20	32.27	34.00	19,556,440
December	46.67	42.52	44.41	18,681,835	34.89	30.94	32.40	20,393,144

(a)   Volume traded refers to volume traded on TSX only.

(b)   Volume traded refers to volume traded on NYSE only.

Class A Limited Voting Shares (NYSE Euronext: BAMA)

There was no trading activity of the Corporation’s Class A Limited Voting Shares on the NYSE Euronext during 2015.

	Class A Preference Shares, Series 2 (TSX: BAM.PR.B)				Class A Preference Shares, Series 4 (TSX: BAM.PR.C)
	Price Per Share (C$)				Price Per Share (C$)
Period				Volume				Volume
2015	High	Low	Average	Traded	High	Low	Average	Traded
January	17.27	14.63	16.63	106,619	17.27	14.50	16.55	51,318
February	16.35	14.05	14.92	215,915	16.03	13.88	14.83	112,313
March	16.49	15.35	15.81	112,354	16.15	15.15	15.63	67,406
April	15.78	13.99	14.65	145,842	15.58	13.87	14.48	73,389
May	15.91	14.72	15.33	142,802	15.57	14.45	15.11	71,976
June	15.30	14.04	14.56	217,939	14.92	13.72	14.20	155,520
July	15.02	12.99	13.97	142,115	14.47	12.31	13.50	89,347
August	13.47	10.38	12.21	141,704	13.02	10.15	11.84	103,196
September	11.12	10.45	10.69	355,709	10.80	10.17	10.47	136,247
October	11.40	9.91	10.67	342,572	11.10	9.77	10.45	119,586
November	12.55	10.66	11.65	376,811	12.26	10.60	11.49	167,488
December	11.33	10.03	10.78	675,652	11.20	10.00	10.63	377,405

Brookfield Asset Management Inc. – 2015 Annual Information Form	A-1

	Class A Preference Shares, Series 8 (TSX: BAM.PR.E)				Class A Preference Shares, Series 9 (TSX: BAM.PR.G)
	Price Per Share (C$)				Price Per Share (C$)
Period				Volume				Volume
2015	High	Low	Average	Traded	High	Low	Average	Traded
January	23.99	22.50	23.23	23,553	22.25	21.38	21.75	13,456
February	23.45	21.74	22.25	9,551	22.03	21.46	21.79	18,925
March	22.12	20.50	21.35	17,160	21.86	19.84	20.42	19,975
April	20.60	19.71	20.02	15,784	20.29	18.98	19.61	33,276
May	20.71	19.97	20.40	43,245	19.45	19.00	19.21	16,390
June	20.38	18.20	19.19	33,466	19.00	17.19	18.13	19,743
July	18.51	16.82	17.61	22,514	18.17	15.70	16.74	31,081
August	17.50	14.72	16.63	30,399	16.42	14.26	15.69	32,013
September	16.01	14.61	15.37	41,052	15.98	14.29	15.07	107,563
October	17.41	13.50	14.92	87,765	16.59	13.40	14.70	74,813
November	16.97	15.45	16.02	61,395	16.90	15.00	15.52	40,591
December	15.52	13.15	14.06	43,435	15.12	12.80	13.62	103,436

	Class A Preference Shares, Series 13 (TSX: BAM.PR.K)				Class A Preference Shares, Series 17 (TSX: BAM.PR.M)
	Price Per Share (C$)				Price Per Share (C$)
Period				Volume				Volume
2015	High	Low	Average	Traded	High	Low	Average	Traded
January	17.18	14.59	16.52	61,899	23.42	21.70	22.48	99,314
February	16.48	13.84	14.69	216,543	23.47	22.70	23.25	75,189
March	16.03	15.11	15.56	65,829	23.51	22.33	23.02	145,105
April	15.55	13.69	14.41	87,499	23.09	22.28	22.74	138,257
May	15.61	14.60	15.10	62,038	22.83	22.08	22.52	93,918
June	15.01	13.55	14.30	107,597	22.59	20.61	21.64	96,677
July	14.42	12.68	13.68	58,303	21.58	19.74	20.75	145,704
August	13.42	10.20	11.94	65,929	21.58	20.10	20.97	69,996
September	11.00	10.34	10.57	159,583	21.77	20.00	21.09	84,152
October	11.51	10.00	10.59	274,802	20.92	19.86	20.33	77,614
November	12.44	10.52	11.55	239,120	21.43	19.98	20.82	99,007
December	11.69	9.99	10.67	676,171	20.20	18.77	19.49	162,814

	Class A Preference Shares, Series 18 (TSX: BAM.PR.N)				Class A Preference Shares, Series 24 (TSX: BAM.PR.R)
	Price Per Share (C$)				Price Per Share (C$)
Period				Volume				Volume
2015	High	Low	Average	Traded	High	Low	Average	Traded
January	23.51	21.79	22.50	83,655	25.91	21.45	24.67	165,399
February	23.46	22.90	23.27	77,857	22.27	21.39	21.82	243,366
March	23.56	22.37	23.03	139,350	22.48	19.83	21.53	239,097
April	23.07	22.30	22.76	121,788	20.34	18.70	19.41	420,086
May	22.79	21.93	22.50	120,124	21.50	20.05	20.89	190,911
June	22.59	20.62	21.63	124,751	21.21	18.76	20.11	237,330
July	21.95	19.80	20.82	139,434	19.57	17.82	18.65	220,077
August	21.94	19.16	21.12	95,481	18.30	15.41	17.30	197,637
September	21.78	19.90	21.06	71,824	17.70	15.30	16.64	317,186
October	21.16	19.90	20.39	181,830	17.45	14.62	15.88	418,062
November	21.42	20.00	20.87	78,067	17.43	15.70	16.59	656,069
December	20.33	18.89	19.58	296,951	16.75	14.09	15.40	576,328

A-2	Brookfield Asset Management Inc. – 2015 Annual Information Form

	Class A Preference Shares, Series 26 (TSX: BAM.PR.T)				Class A Preference Shares, Series 28 (TSX: BAM.PR.X)
	Price Per Share (C$)				Price Per Share (C$)
Period				Volume				Volume
2015	High	Low	Average	Traded	High	Low	Average	Traded
January	25.85	22.04	24.95	174,104	22.00	18.75	21.29	149,475
February	23.42	21.72	22.42	153,069	18.86	17.22	18.00	169,341
March	22.83	20.54	21.98	221,130	19.34	17.99	18.69	374,931
April	20.75	19.40	19.86	339,695	18.72	16.28	17.33	334,546
May	22.12	20.38	21.39	285,815	18.93	17.66	18.50	125,973
June	22.00	19.58	20.94	169,948	18.59	17.05	17.78	207,782
July	20.79	18.17	19.27	180,094	17.61	15.87	16.91	212,619
August	18.73	16.25	17.76	315,551	17.43	14.08	15.90	125,875
September	18.65	15.60	17.18	208,081	16.18	14.36	15.18	195,771
October	19.12	15.30	16.94	534,881	16.25	13.55	14.70	257,622
November	18.69	16.25	17.69	371,704	16.71	15.00	15.76	263,745
December	18.33	14.54	16.09	700,685	16.04	12.78	14.45	381,473

	Class A Preference Shares, Series 30 (TSX: BAM.PR.Z)				Class A Preference Shares, Series 32 (TSX: BAM.PF.A)
	Price Per Share (C$)				Price Per Share (C$)
Period				Volume				Volume
2015	High	Low	Average	Traded	High	Low	Average	Traded
January	26.16	25.25	25.77	145,614	26.12	24.90	25.76	175,905
February	26.15	25.06	25.61	111,538	25.80	25.00	25.34	150,714
March	25.78	25.08	25.45	299,452	26.06	25.02	25.33	219,378
April	25.30	23.17	24.17	274,889	25.10	22.78	23.99	211,566
May	24.85	24.38	24.58	189,577	24.85	23.99	24.57	161,145
June	24.71	23.25	24.16	122,752	24.84	22.61	23.82	141,430
July	24.09	21.35	23.07	334,658	23.16	21.13	22.53	214,271
August	22.39	21.46	21.86	204,428	22.64	21.23	21.86	191,021
September	22.15	18.75	20.89	183,837	22.06	18.51	21.09	329,744
October	21.59	18.55	20.04	335,381	21.87	18.11	19.80	608,493
November	22.82	20.04	21.07	250,010	22.17	19.81	20.98	323,689
December	21.94	17.51	19.76	463,249	22.16	17.45	19.74	721,737

	Class A Preference Shares, Series 34 (TSX: BAM.PF.B)				Class A Preference Shares, Series 36 (TSX: BAM.PF.C)
	Price Per Share (C$)				Price Per Share (C$)
Period				Volume				Volume
2015	High	Low	Average	Traded	High	Low	Average	Traded
January	25.86	24.23	25.22	61,982	23.56	21.81	22.63	215,804
February	24.65	23.84	24.33	113,520	23.68	23.07	23.51	126,040
March	24.64	23.71	24.06	112,537	23.89	22.85	23.41	220,874
April	23.84	21.11	22.21	288,383	23.45	22.79	23.14	315,810
May	23.19	22.21	22.72	179,915	23.21	22.55	22.87	176,446
June	23.63	21.20	22.43	105,871	23.06	20.71	22.01	194,024
July	21.70	19.83	20.73	208,692	21.80	20.16	21.07	196,486
August	21.30	17.67	20.60	180,489	21.54	20.20	20.99	119,594
September	21.00	17.33	19.99	371,469	21.84	20.00	21.12	181,164
October	20.11	17.00	18.22	407,209	21.14	19.95	20.44	153,554
November	20.80	18.58	19.81	315,996	21.68	20.10	21.02	181,668
December	20.75	16.80	18.48	588,655	20.54	18.86	19.77	257,786

Brookfield Asset Management Inc. – 2015 Annual Information Form	A-3

	Class A Preference Shares, Series 37 TSX: BAM.PF.D)				Class A Preference Shares, Series 38 (TSX: BAM.PF.E)
	Price Per Share (C$)				Price Per Share (C$)
Period				Volume				Volume
2015	High	Low	Average	Traded	High	Low	Average	Traded
January	23.66	21.97	22.82	146,856	25.84	22.67	25.14	378,596
February	24.00	23.26	23.81	180,181	25.00	22.75	24.51	76,308
March	24.24	23.24	23.77	273,225	24.90	23.76	24.35	108,078
April	23.82	22.98	23.34	203,163	24.30	21.24	22.86	195,135
May	23.65	22.81	23.30	276,839	23.51	22.79	23.18	62,502
June	23.56	21.30	22.45	134,657	23.10	22.06	22.68	70,953
July	22.15	20.37	21.41	160,254	22.36	20.88	21.84	98,921
August	21.75	20.50	21.27	63,977	22.06	20.00	21.34	96,269
September	22.42	20.30	21.57	173,890	21.10	17.67	20.04	173,980
October	21.47	20.29	20.83	96,308	21.65	16.84	18.72	341,415
November	21.98	20.46	21.33	189,916	21.60	18.79	20.21	201,427
December	20.81	19.44	20.06	150,689	21.10	17.01	18.86	351,916

	Class A Preference Shares, Series 40 (TSX: BAM.PF.F)				Class A Preference Shares, Series 42 (TSX: BAM.PF.G)
	Price Per Share (C$)				Price Per Share (C$)
Period				Volume				Volume
2015	High	Low	Average	Traded	High	Low	Average	Traded
January	26.00	24.15	25.61	104,906	26.02	24.20	25.64	663,055
February	25.51	24.46	25.17	147,767	25.65	24.15	25.27	209,490
March	25.49	24.21	25.20	165,527	25.47	24.55	25.18	196,964
April	24.85	23.00	24.04	166,051	24.98	23.13	24.18	414,160
May	25.00	24.36	24.77	333,720	25.10	24.32	24.86	200,736
June	24.90	23.27	24.27	184,593	25.05	23.40	24.41	223,972
July	23.77	22.08	23.26	181,227	23.76	22.22	23.21	183,192
August	23.97	22.00	22.95	101,761	23.45	21.90	22.97	144,563
September	23.15	19.52	21.95	196,531	22.87	19.80	22.08	326,729
October	21.84	18.60	20.17	272,926	22.10	18.75	20.40	261,749
November	22.80	20.23	21.47	239,500	22.56	20.25	21.57	285,199
December	22.40	18.35	20.23	631,119	22.50	18.36	20.32	640,735

	Class A Preference Shares, Series 44 (TSX: BAM.PF.H)
	Price Per Share (C$)
Period				Volume
2015	High	Low	Average	Traded
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October (a)	25.75	24.85	25.23	2,700,778
November	26.25	25.25	25.84	414,894
December	26.35	24.65	25.56	569,439

(a)	The Corporation’s Class A Preference Shares, Series 44 commenced trading on the TSX on October 2, 2015.

A-4	Brookfield Asset Management Inc. – 2015 Annual Information Form

APPENDIX B

SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S

AUTHORIZED SECURITIES

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Series

The Class A Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of  shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of  the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Brookfield Asset Management Inc. – 2015 Annual Information Form	B-1

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
2	BAM.PR.B	10,465,100	10,465,100	262	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
4	BAM.PR.C	4,000,000	4,000,000	100	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
6	N/A	111,633	nil	nil	7.5%	At any time	25.00	N/A	N/A
8	BAM.PR.E	8,000,000	1,652,394	42	Between 50–100% of “Prime Rate” (as defined in the articles)	At any time	25.50	Into Series 9 on a one-for-one basis on November 1 in every fifth year after November 1, 2001 and automatically in certain circumstances	N/A
9	BAM.PR.G	7,999,000	6,346,606	159	Not less than 80% of yield on certain Government of Canada bonds (as provided in the articles)	On November 1 in every fifth year after November 1, 2006	25.00	Into Series 8 on a one-for-one basis on November 1 in every fifth year after November 1, 2006 and automatically in certain circumstances	N/A
13	BAM.PR.K	9,647,700	9,647,700	241	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
15	N/A	2,000,000	2,000,000	50	Determined by negotiation, bid or auction, or the Bankers’ Acceptable Rate (as defined in the articles) plus 0.40%	At any time	25.00	N/A	N/A
17	BAM.PR.M	8,000,000	8,000,000	200	4.75%	At any time		N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price [3]
18	BAM.PR.N	9,200,000	8,000,000	200	4.75%	At any time	25.25 if before June 30, 2016; 25.00 thereafter	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price
24	BAM.PR.R	10,997,000	10,997,000	275	5.4% until June 30, 2016; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.30%	June 30, 2016	25.00	Into Series 25 on a one-for-one basis on June 30, 2016 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
25	N/A	11,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.30%	June 30, 2016	25.00 for redemptions on June 30, 2021 or June 30 every five years thereafter; 25.50 otherwise	Into Series 24 on a one-for-one basis on June 30, 2021 and on June 30 every five years thereafter and automatically in certain circumstances	N/A

  Notes:

[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.
[3]

The “Conversion Price” means the greater of C$2.00 or 95% of the weighted average trading price of the Class A Shares on the TSX for the 20 consecutive trading days ending on (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day.

B-2	Brookfield Asset Management Inc. – 2015 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
26	BAM.PR.T	10,000,000	10,000,000	250	4.5% until March 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.31%	March 31, 2017	25.00	Into Series 27 on a one-for-one basis on March 31, 2017 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
27	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.31%	March 31, 2017	25.00 for redemptions on March 31, 2022 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 26 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
28	BAM.PR.X	9,887,200	9,397,200	235	4.6% until June 30, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 1.80%	June 30, 2017	25.00	Into Series 29 on a one-for-one basis on June 30, 2017 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
29	N/A	9,890,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 1.80%	June 30, 2017	25.00 for redemptions on June 30, 2022 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 28 on a one-for-one basis on June 30, 2022 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
30	BAM.PR.Z	10,000,000	10,000,000	250	4.8% until December 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.96%	December 31, 2017	25.00	Into Series 31 on a one-for-one basis on December 31, 2017 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
31	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.96%	December 31, 2017	25.00 for redemptions on December 31, 2022 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 30 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstance	N/A
32	BAM.PF.A	12,000,000	12,000,000	300	4.5% until September 30, 2018; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.90%	September 30, 2018	25.00	Into Series 33 on a one-for-one basis on September 30, 2018 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
33	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.90%	September 30, 2018	25.00 for redemptions on September 30, 2023 and on September 30 every five years thereafter; 25.50 otherwise	Into Series 32 on a one-for-one basis on September 30, 2023 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. – 2015 Annual Information Form	B-3

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
34	BAM.PF.B	10,000,000	10,000,000	250	4.2% until March 31, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.63%	March 31, 2019	25.00	Into Series 35 on a one-for-one basis on March 31, 2019 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
35	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.63%	March 31, 2019	25.00 for redemptions on March 31, 2024 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 34 on a one-for-one basis on March 31, 2024 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
36	BAM.PF.C	8,000,000	8,000,000	200	4.85%	March 31, 2018	26.00 if before March 31, 2019, with annual 0.25 decreases until March 31, 2022; 25.00 thereafter	N/A	N/A
37	BAM.PF.D	8,000,000	8,000,000	200	4.9%	September 30, 2018	26.00 if before September 30, 2019, with annual 0.25 decreases until September 30, 2022; 25.00 thereafter	N/A	N/A
38	BAM.PF.E	8,000,000	8,000,000	200	4.4% until March 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.55%	March 31, 2020	25.00	Into Series 39 on a one-for-one basis on March 31, 2020 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
39	N/A	8,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.55%	March 31, 2020	25.00 for redemptions on March 31, 2025 or March 31 every five years thereafter; 25.50 otherwise	Into Series 38 on a one-for-one basis on March 31, 2025 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
40	BAM.PF.F	12,000,000	12,000,000	300	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.86%	September 19, 2019	25.00	Into Series 41 on a one-for one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
41	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.86%	September 30, 2019	25.00 for redemptions on September 30, 2024 or September 30 every five years thereafter; 25.50 otherwise	Into Series 40 on a one-for-one basis on September 30, 2024 and on September 30 every five years thereafter and automatically in certain circumstances	N/A

 Notes:

[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.

B-4	Brookfield Asset Management Inc. – 2015 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
42	BAM.PF.G	12,000,000	12,000,000	300	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.84%	June 30, 2020	25.00	Into Series 43 on a one-for-one basis on June 30, 2020 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
43	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.84%	June 30, 2020	25.00 for redemptions on June 30, 2025 or June 30 every five years thereafter; 25.50 otherwise	Into Series 42 on a one-for-one basis on June 30, 2025 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
44	BAM.PF.H	10,000,000	10,000,000	250	5% until December 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 4.17%, and (ii) 5%	December 31, 2020	25.00	Into Series 45 on a one-for-one basis on December 31, 2020 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
45	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 4.17%	December 31, 2020	25.00 for redemptions on December 31, 2025 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 44 on a one-for-one basis on December 31, 2025 and on December 31 every five years thereafter and automatically in certain circumstance	N/A

 Notes:

[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. – 2015 Annual Information Form	B-5

Voting Rights

Except as indicated below, holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in the election of directors in respect of each such share if eight quarterly dividends1, whether or not consecutive, are not paid2. When entitled to vote, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board (less the number of directors which the holders of Class A Preference Shares, Series 2 may be entitled to elect).

Holders of Class A Preference Shares, Series 2 are only entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each such share if dividends on such shares have not been paid for two years. In addition, if dividends have not been paid for two years, holders of such shares are entitled to elect (i) two members of the Board of the Corporation if the Board has seven or fewer directors or (ii) three members of the Board if the Board has more than seven members. When entitled to vote in the election of directors, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board.

Rights on Liquidation, Dissolution and Winding Up

Holders of Class A Preference Shares are entitled to C$25.00 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not entitled to share in any further distribution of assets of the Corporation.

Restrictions on Dividends and Retirement of Shares

Without the approval of holders of the applicable series of Class A Preference Shares in each case, and except as noted below, the Corporation will not:

a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the applicable series of Class A Preference Shares) on shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the applicable series of Class A Preference Shares, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

c)

except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the applicable series of Class A Preference Shares;

d)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares[3]; or

e)

with respect to the applicable series of Class A Preference Shares, issue any additional Class A Preference Shares or any shares ranking on parity as to dividends or capital with the applicable series of Class A Preference Shares[4];

unless, in each such case, all outstanding dividends on the applicable series of Class A Preference Shares, and those on all other shares ranking prior to or on parity with, accrued up to and including the dividend payable for the last completed period for which dividends were payable, shall have been declared and paid.

Purchase for Cancellation

Subject to applicable law, the Corporation may generally purchase (if obtainable) for cancellation the whole or any part of the applicable series of Class A Preference Shares in the open market or by private agreement or otherwise.

[1]	24 monthly dividends in the case of Class A Preference Shares, Series 15.
[2]

In the case of holders of Class A Preference Shares, Series 8 and 9, such holders are only entitled to vote at a meeting which takes place more than 60 days after the date of  such failure to pay dividends.

[3]	This provision does not apply to Class A Preference Shares, Series 17 and 18.
[4]	This provision does not apply to Class A Preference Shares, Series 2, 4, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44 and 45.

B-6	Brookfield Asset Management Inc. – 2015 Annual Information Form

Shareholder Approvals5

Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 2/3% of the votes cast at a meeting where the required quorum6 is present.

CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES

The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.

Series

The Class AA Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.

CERTAIN PROVISIONS OF THE CLASS A SHARES AND THE CLASS B SHARES

The following is a summary of certain provisions attaching to or affecting the Corporation’s Class A Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Shares. The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

The sole holder of the Class B Shares of the Corporation is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share less than 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

[5]	This provision does not apply to Class A Preference Shares, Series 2, 4, 6, 8, 9, 13 and 15.
[6]	The required quorum for Class A Preference Shares, Series 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44 and 45 is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.

Brookfield Asset Management Inc. – 2015 Annual Information Form	B-7

Priority

Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors,” each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share, which results in each of the Class A and Class B Shares controlling 50% of the aggregate voting rights of the Corporation. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the Board of the Corporation, provided that if the holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the Board of the Corporation.

OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION

The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

B-8	Brookfield Asset Management Inc. – 2015 Annual Information Form

APPENDIX C

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF

THE CORPORATION

A committee of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee of the Corporation (the “Governance and Nominating Committee”). Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select an Acting Chair from among those Members in attendance at the meeting.

SUBCOMMITTEES

The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.

RESPONSIBILITIES

The Committee shall:

Auditor

(a)

oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	require the auditor to report directly to the Committee;

(c)

review and evaluate the auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

(d)	where appropriate, terminate the auditor;

(e)

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(f)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(g)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(h)

at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation

Brookfield Asset Management Inc. – 2015 Annual Information Form	C-1

administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the auditor has complied with applicable laws with the rotation of certain members of the audit engagement team;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor;

(j)

meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)

all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)

any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;

(k)

annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the parameters by which the auditor can provide certain audit and non-audit services to the Corporation not prohibited by law and the process by which the Committee pre-approves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the auditor to the Corporation for the then-ended quarter;

(l)	resolve any disagreements between management and the auditor regarding financial reporting;

(m)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

Financial Reporting

(a)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements; and

(v)

all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(b)

review and discuss with management prior to dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as

C-2	Brookfield Asset Management Inc. – 2015 Annual Information Form

financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(c)

review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);

(d)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(e)

review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(f)

review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(g)

for the financial information of Brookfield Business Partners LP, Brookfield Infrastructure Partners LP, Brookfield Property Partners LP and Brookfield Renewable Energy Partners LP (collectively, the “Public Affiliates”)[1] which is included within the Corporation’s consolidated financial statements (the “Consolidated Public Affiliate Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Public Affiliate Information to the extent such information is material to the Corporation’s consolidated financial statements (and not for the purpose of reviewing the disclosures of the Public Affiliates themselves which the Committee does not do):

(i)	rely on the review and approval by the audit committee and the board of directors of the general partner of each respective Public Affiliate;

(ii)	rely on reports or opinions of the external auditor for each Public Affiliate;

(iii)	if required in the view of the Committee, review developments in financial reporting at the Public Affiliates; and

(iv)	if required in the view of the Committee, take all other reasonable steps, directly or through the auditor, to satisfy itself of the integrity of the Consolidated Public Affiliate Information;

(h)

for the financial information of any other subsidiary entity below the Corporation that has an audit committee which is comprised of a majority of independent directors, and which is included in the Corporation’s consolidated financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each subsidiary;

Internal Audit; Controls and Procedures; and Other

(a)

meet privately with the person responsible for the Corporation’s internal audit function (the “internal auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(b)	require the internal auditor to report directly to the Committee;

(c)

review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the internal auditor and review the significant reports to management prepared by the internal auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

(d)

review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;

[1]	The four publicly-traded affiliates of the Corporation that are each individually considered material subsidiaries of the Corporation in the opinion of management.

Brookfield Asset Management Inc. – 2015 Annual Information Form	C-3

(e)

review risks of fraud related to financial reporting that come to the attention of the Committee, either through internal audit, a referral of the Risk Management Committee of the Board (the “Risk Committee”) or otherwise;

(f)	periodically review the status of taxation matters of the Corporation; and

(g)	consider other matters of a financial nature as directed by the Board.

LIMITATION OF AUDIT COMMITTEE ROLE

The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the auditor will be responsible for the independent audit of the financial statements. The Committee expects the auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s finance group, the internal audit team and the auditor have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.

REPORTING

The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function department;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)

its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

COMPLAINTS PROCEDURE

The Risk Committee has primary Board oversight responsibility for the Corporation’s reporting hotline; however, the Committee will establish and periodically review a procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation through the reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s website at www.brookfield.com. The Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

C-4	Brookfield Asset Management Inc. – 2015 Annual Information Form

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

acquired through any one or more of the following:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Brookfield Asset Management Inc. – 2015 Annual Information Form	C-5

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)

is or was an employee or executive officer, or whose immediate family member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)

is receiving or has received, or whose immediate family member is receiving or has received, during any 12-month period within the last three years more than C$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)

is or was a partner of, affiliated with or employed by, or whose immediate family member is or was a partner of or employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation, partnership or employment relationship with the auditor;

(d)

is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship; and

(e)

is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent until three years after falling below such threshold.

Additionally, an Independent Director for the purpose of the Committee specifically may not:

(i)

accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

(ii)	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).

For the purposes of the definition of Independent Director, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

In addition to the requirements for independence set out in paragraph (c) above, Members must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on March 3, 2016.

C-6	Brookfield Asset Management Inc. – 2015 Annual Information Form

BROOKFIELD ASSET MANAGEMENT INC.

www.brookfield.com      NYSE: BAM      TSX: BAM.A      EURONEXT: BAMA

CORPORATE OFFICES

New York – United States Brookfield Place 250 Vesey Street, 15th Floor New York, New York 10281-1023 T 212.417.7000 F 212.417.7196	Toronto – Canada Brookfield Place, Suite 300 Bay Wellington Tower 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 T 416.363.9491 F 416.365.9642	London – United Kingdom 99 Bishopsgate, 2nd Floor London EC2M 3XD United Kingdom T 44 (0) 20.7659.3500 F 44 (0) 20.7659.3501	Sydney – Australia Level 22, 135 King Street Sydney, NSW 2001 T 61 2 9322.2000 F 61 2 9322.2001	Rio de Janeiro – Brazil Av Abelardo Bueno, 600 Bl.2, 2º andar – Barra da Tijuca CEP 22775-040, Rio de Janeiro – RJ T 55 (21) 3725.7800 F 55 (21) 3527.7799

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